SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)



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CUSIP No. 382410 10 8

1.    Name of Reporting Persons and IRS or SS Identification Number:
      (a)      Henry Goodrich
2.    Check the Appropriate Box if a Member of a Group:
      (a)      N/A
      (b)      N/A
3.    SEC Use Only
4.    Citizenship or Place of Organization:
      (a)      United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.    Sole Voting Power
      598,421*
6.    Shared Voting Power
      0
7.    Sole Dispositive Power
      598,421*
8.    Shared Dispositive Power
      0
9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      598,421*
10.   Check if the Aggregate Amount in Row 9 Excludes Certain Shares
      No
11.   Percent of Class Represented by Amount in Row 9
      4.5%
12.   Type of Reporting Person
      IN


* Includes the following securities: (a) 82,069 shares of common stock held by Henry Goodrich on his own behalf, (b) 509,019 shares of common stock held by HGF Partnership and (c) options to purchase 7,333 shares of common stock. Henry Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Henry Goodrich and Walter G. Goodrich beneficially own 9.4% of the outstanding shares of common stock.

CUSIP No. 382410 10 8

13.  Name of Reporting Persons and IRS or SS Identification Number:
     (b)      HGF Partnership
14.  Check the Appropriate Box if a Member of a Group:
     (c)      N/A
     (d)      N/A
15.  SEC Use Only
16.  Citizenship or Place of Organization:
     (b)      United States
     Number of Shares Beneficially Owned by Each Reporting Person with:
17.  Sole Voting Power
     509,019
18.  Shared Voting Power
     0
19.  Sole Dispositive Power
     509,019
20.  Shared Dispositive Power
     0
21.  Aggregate Amount Beneficially Owned by Each Reporting Person
     509,019
22.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
23.  Percent of Class Represented by Amount in Row 9
     3.8%
24.  Type of Reporting Person
     PM





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Item 1(a)    Name of Issuer:
             Goodrich Petroleum Corporation
Item 1(b)    Address of Issuer's principal executive offices:
             815 Walker Street, Suite 1040
             Houston, TX 77002
Item 2(a)    Name of person filing:
             1.  Henry Goodrich
             2.  HGF Partnership
Item 2(b)    Address of principal business office or, if none, residences:
             1.  333 Texas Street, Suite 1375
                 Shreveport, LA  71101
             2.  Same
Item 2(c)    Citizenship:
             1.  United States
             2.  Organized in Louisiana
Item 2(d)    Title of class of securities:
             Common Stock, $.20 par value
Item 2(e)    CUSIP Number:  382410 10 8
Item 3       Not Applicable
Item 4       Ownership:
             (a) Amount beneficially owned:
                 598,421*
             (b) Percent of class:
                 4.5%
             (c) Number of shares as to which such person has:
                 (i)   sole power to vote or to direct the vote -
                       598,421*
                 (ii)  shared power to vote or to direct the vote -
                       0
                 (iii) sole  power  to  dispose  or to  direct  the
                       disposition of - 598,421*
                 (iv)  shared power to dispose or to direct the disposition of -
                       0


* Includes the following securities: (a) 82,069 shares of common stock held by Henry Goodrich on his own behalf, (b) 509,019 shares of common stock held by HGF Partnership and (c) options to purchase 7,333 shares of common stock. Henry Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Henry Goodrich and Walter G. Goodrich beneficially own 9.4% of the outstanding shares of common stock.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X ).

Item 6-10    Not Applicable







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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 13, 2000





/s/Henry Goodrich
------------------
Henry Goodrich



HGF Partnership




/s/Henry Goodrich
------------------
Name:    Henry Goodrich
Title:   Managing Partner